Exhibit 1

For immediate release

August 28, 2007

CanWest completes exchange to take control of TEN

Winnipeg, Manitoba – CanWest Global Communications Corp. (“CanWest”) announced today that it had completed the transaction in which the ordinary shares and convertible debentures of The Ten Group Pty Limited (TGL) held by it were exchanged for ordinary shares of Ten Network Holdings Limited (TEN). The exchange follows an announcement on August 17, 2007 that CanWest had received the requisite approval from Australia’s Foreign Investment Review Board to enable it to exercise its rights to carry out such an exchange.

With the completion of the exchange, CanWest, indirectly through a wholly owned Irish subsidiary, becomes TEN’s majority and controlling shareholder, holding approximately 523 million shares which represent an approximate 56% equity stake in the company.

About TEN

TEN (www.tencorporate.com.au) is a public company listed on the Australian Stock Exchange (trading symbol: TEN). TEN owns the majority of the shares of TGL. TGL owns and operates the free-to-air Ten Television Network in the mainland capital cities of Australia and Eye Corp., an out-of-home advertising business with operations in Australia, New Zealand, Singapore, Indonesia, the United States and the United Kingdom.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A), is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

For further information contact:

Deb Hutton

Senior Vice President, Corporate Communications

+1 416 383 2442

dhutton@canwest.com